

January 26, 2017

Mail Stop 4561

David A. Moylan
Chief Executive Officer
Dataram Corp.
777 Alexander Road, Suite 100
Princeton, NJ 08540

> **Re: Dataram Corp.**
> **Registration Statement on Form S-4**
> **Filed December 30, 2016**
> **File No. 333-215385**

Dear Mr. Moylan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dataram Reasons for the Merger, page 40

1. You indicate in the first bullet point on page 40 that the Dataram Board of Directors believes that its acquisition of U.S Gold and entrance into the gold exploration market "represents a market opportunity that would diversify the Company's business model thereby mitigating risk associated with focusing on one industry…." Since the gold exploration business appears unrelated to your existing memory business and the merger agreement provides for a special dividend should you divest your legacy memory business, please explain how the board believed the acquisition would represent a diversification of your business compared to acquiring a new line of business and potentially selling your existing memory business.

2.   Similarly, on page 41, you indicate that a factor considered by the Special Committee in the course of its deliberations was the "strategic direction of the combined entity following the completion of the Merger…." Please revise where applicable, including the background of the merger section, to clarify what discussions the Special Committee and the Board had concerning whether and how the existing memory business would be integrated with the new gold exploration business of U.S. Gold. It is unclear, for example, whether there are existing plans or serious discussions of divesting the memory business, and if part of the Board's consideration was based on a future stand-alone gold exploration business.

USG Reasons for the Merger, page 42

3.   Please explain whether, in its consideration of the merger, the Board of U.S. Gold evaluated the memory business of Dataram as a going concern, or whether the Board assumed that the memory business would be divested. Also, please clarify whether U.S. Gold's Board considered other alternatives to the merger with Dataram, such as a reverse merger into a public shell company.

Fairness Opinion of Roth Capital Partners, LLC

4.   Please revise to provide more detail of the underlying information used by Roth Capital Partners, such as the identity and individualized data of the companies used as comparables in all three analyses performed. Also, please disclose the management financial projections provided by U.S. Gold management.

5.   Please revise to disclose the fee payable to Roth Capital for providing the fairness opinion, as required by Item 1015(b)(4) of Regulation M-A.

Dataram Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

6.   Please revise to provide a discussion of your plan of operation or business plan for the combined business following the merger. As previously noted, it is not clear whether the memory business will be fully integrated into the operations of gold exploration business or whether it will be divested. In this regard, we note the disclosure on page 12 that U.S. Gold raised $12 million in a private placement with sale of its Series C Preferred Stock. Please clarify the intended use of these proceeds on your combined business and whether any of it is expected to be allocated towards the development of the legacy memory business.

Management Following the Merger, page 96

7.   Please identify the principal financial officer of the combined company following the merger.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney Advisor
Office of Information Technologies
and Services

cc: Harvey Kesner, Esq.
        Sichenzia Ross Ference Kesner LLP